UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 001-40408

Global-E Online Ltd.

(Translation of registrant’s name into English)

25 Basel Street,

Petah Tikva 4951038, Israel

+972-73-2605078

(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

On May 26, 2021, Global-E Online Ltd. (the “Company”) issued a press release announcing that the underwriters in the Company’s initial public offering of ordinary shares have exercised in full their option to purchase an additional 2,250,000 ordinary shares at a price of $25 per share, resulting in additional gross proceeds to the Company of $56,250,000. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL-E ONLINE LTD.

Dated: June 1, 2021	By:	/s/ Amir Schlachet
	Name:	Amir Schlachet
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated May 26, 2021 titled Global-e Announces Exercise in Full of the Underwriters’ Option to Purchase Additional Shares